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UNI
SECURITIES AND
Washii

09057554

SEC Mail Processing
Section

FEB 2 5 2009

Washington, D.C.
110

SEC FILE NUMBER
8-44868

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM ID. NO.

6 THORNDAL CIRCLE, SUITE 205
                    (No. and Street)

DARIEN   •   CONNECTICUT   06820
  (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT   (203) 662-6659
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
            (Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204   New York   New York   10016
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, <u>Suresh L. Bhirud, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Bhirud Associates, Inc., (Company)</u>, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Suresh L. Bhirud, President

Sworn and subscribed to before me this 21st day of February, 20 09.

This report contains (check all applicable boxes):

Report of Independent Registered Public Accounting Firm

(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	2
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Capital.	5
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable).	
(x)		Notes to Financial Statements.	6 – 8
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	9
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).	
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).	
(x)	(l)	An Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	10 – 11



183 Madison Avenue Suite 204 New York, NY 10016 T:1.212.448.0010 F:1.212.448.0053	4920 York Road, Suite 2EE1 P.O. Box 179 Buckingham, PA 18912 T:1.215.794.9444 F:1.215.794.9445	E-mail: fvb@getcpa.com rtse@getcpa.com www.getcpa.com	

Certified Public Accountants, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Bhirud Associates, Inc.

We have audited the accompanying balance sheet of Bhirud Associates, Inc., as of December 31, 2008 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc at December 31, 2008, and the results of its operations, changes in stockholder's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 10, 2009

Registered with the Public Company Accounting Oversight Board

BHIRUD ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

Cash	$	200,659
Receivable from clearing firm		12,211
Marketable securities, at fair value		33,575
Prepaid expense		3,808
Property and equipment, net of accumulated depreciation of $44,836		4,476
Total Assets	$	254,729

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	5,501
Securities sold not yet purchased, at market		83,337
Total Liabilities		88,838
Contingencies		-
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		30,000
Paid-in capital		187,704
Accumulated (deficit)		(51,813)
Total Stockholder's Equity		165,891
Total Liabilities and Stockholder's Equity	$	254,729

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	175,841
Fee income	216,000
(Loss) on securities	(33,468)
Interest income	5,330
Total Revenue	363,703
Costs and Expenses:	
Officer's compensation	159,000
Clearing costs	65,497
Payroll taxes and employee benefits	26,366
Salaries & wages	24,440
Dues and subscriptions	21,483
Travel and automobile	15,023
Office supplies and expenses	11,848
Rents	11,400
Meals and entertainment	10,085
Telephone	5,291
Professional fees	3,800
Regulatory fees	3,098
Marketing and promotion	2,331
Interest	1,657
Insurance	1,181
Taxes	1,121
Depreciation	193
Total Costs and Expenses	363,814
Net (loss)	$ (111)

See Independent Accountants' Report and Accompanying Notes

BHIRUD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net (loss)	$	(111)
Adjustment to reconcile net (loss) to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation expense		193
Decrease in receivable from clearing broker		4,509
Decrease in marketable securities		111,672
(Increase) in prepaid expense		(2,608)
(Decrease) in accounts payable and accrued expenses		(1,830)
(Decrease) in payroll taxes payable		(324)
Increase in securities sold not yet purchased, at market		83,337
(Decrease) in margin payable		(17,840)
Net Cash Provided by Operating Activities		176,998
Cash Flows from Investing Activities:		
Purchase of equipment		(914)
Stockholder distributions, net		(23,650)
Net Cash (Used) by Investing Activities		(24,564)
Cash Flows from Financing Activities:		-
Net Increase In Cash		152,434
Cash, January 1, 2008		48,225
Cash, December 31, 2008	$	200,659

BHIRUD ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Additional Paid-In Capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2008	$ 30,000	$ 211,354	$ (51,702)	$ 189,652
Net (loss)	-	-	(111)	(111)
Stockholder distributions, net	-	(23,650)	-	(23,650)
Balance, December 31, 2008	$ 30,000	$ 187,704	$ (51,813)	$ 165,891

1. ORGANIZATION AND NATURE OF BUSINESS

Bhirud Associates, Inc. (the "Company") is registered as a broker-dealer and investment advisor under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

The Company's business includes clearing its transactions on a fully disclosed basis through its clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

The Company has a small number of customers, with one major customer being the Apex Mid Cap Growth Fund. The sole stockholder of Bhirud Associates, Inc. is the portfolio manager of the fund.

The Company is engaged as a securities broker-dealer and investment advisor, and limits its business to agency and riskless principal transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Commissions are recorded on settlement date, which is not materially different than trade date.

Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

Securities Sales

The Company trades for its own account recording regular-way trades on the settlement date, which is not materially different than trade date. During the year ended December 31, 2008, the Company had net losses (realized and unrealized) on securities of $33,468.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods. Components of property and equipment follows:

Vehicle	$33,233
Furniture and equipment	16,079
	49,312
Accumulated depreciation	
Vehicle	29,910
Furniture and equipment	14,926
	44,836
Net property and equipment	$4,476

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $140,070 which was $40,070 in excess of the amount required.

4. **LEASE**

The Company has not entered into a lease with the landlord, but has an agreement to pay $950.00 per month. The Company does have to give two months notice if the Company wants to move from the premises.

5. **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **FAIR VALUE**

The Company's financial instruments approximate fair value.

8. **RELATED PARTY TRANSACTIONS**

As discussed in the nature of operations footnote, the company's sole stockholder is the portfolio manager of the Apex Mid Cap Growth Fund. In addition to the revenue generated, the Company pays rent and other administrative costs of the fund and is entitled to receive reimbursement for these costs. During the year ended December 31, 2008, the Company irrevocably waived its right to such reimbursement.

BHIRUD ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL:
Total stockholder's equity $ 165,891

Deductions and/or charges:
  Non-allowable assets:
    Prepaid expense   (3,808)
    Property and equipment, net   (4,476)

Net capital before haircuts on securities positions   157,607

Haircuts on securities positions   (17,537)

Undue concentration   -

Net Capital $ 140,070

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 88,838

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 5,923

  Minimum net capital required $ 100,000

Excess net capital $ 40,070

Excess net capital at 1,000% $ 131,186

Percentage of aggregate indebtedness to net capital is   63%

The above computation agrees with the December 31, 2008 computation of net capital filed
electronically by the company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

183 Madison Avenue	4920 York Road, Suite 2EE1	E-mail:
Suite 204	P.O. Box 179	fvb@getcpa.com
New York, NY 10016	Buckingham, PA 18912	rtse@getcpa.com
T:1.212.448.0010	T:1.215.794.9444	www.getcpa.com
F:1.212.448.0053	F:1.215.794.9445	

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors of
Bhirud Associates, Inc.

In planning and performing our audit of the financial statements of Bhirud Associates, Inc. (Company) as of and for the year ended December 31, 2008, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered their internal control over financial reporting, including control activities for safeguarding securities, as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and to comply with the requirements of Form N-SAR, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes policies and procedures that provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the company's ability to initiate, authorize, record, process or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's annual or interim financial statements that is more than inconsequential will not be prevented or detected. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

Registered with the Public Company Accounting Oversight Board

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily disclose all deficiencies in internal control that might be significant deficiencies or material weaknesses under standards established by the Public Company Accounting Oversight Board (United States). However, we noted no deficiencies in the Company's internal control over financial reporting and its operation, including controls for safeguarding securities that we consider to be a material weakness as defined above as of December 31, 2008.

This report is intended solely for the information and use of management of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC

New York, NY
February 10, 2009

BHIRUD ASSOCIATES, INC.
(SEC I.D. No. 8-44868)
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2008
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL